BONGIOVANNI & ASSOCIATES, CPA's

August 28, 2008

Michael Friedman, President & CEO
Interactive Entertainment Group, Inc.
801 S. Olive Avenue, Ste 711
West Palm Beach, Florida 33401

Dear Mr. Friedman:

We have read the Form S-1/A as amended for Interactive Entertainment Group, Inc. and the related tax disclosures pertaining to the tax treatment of the 10,000,000 shares to be received as dividend by China Nuvo Solar Energy, Inc.'s (CNUV) shareholders. We are in agreement with the company position that as long as CNUV does not have any earnings and profits (which it currently does not), the dividend would be treated as a return of capital to the shareholders.

This opinion is based on representations made by management of China Nuvo Solar Energy, Inc. and Interactive Entertainment Group, Inc. This opinion is intended to be relied upon only by Interactive Entertainment Group, Inc. CNUV shareholders may not rely on this opinion and should consult their own tax advisors to determine their own individual tax treatment.

We are not independent with respect to Interactive Entertainment Group, Inc. We consent to the filing of this opinion in the Form S-1/A, as amended.

Sincerely,

/s/ R. Chris Cottone
R. Chris Cottone, Partner

Plantation, FL